Faegre Drinker Biddle & Reath LLP

1500 K Street, N.W., Suite 1100

Washington, DC 20005

(312) 569-1000 (Phone)

www.faegredrinker.com

February 14, 2025

VIA EDGAR TRANSMISSION

Mr. Daniel Greenspan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”)

Registration Statement on Form N-1A

(File Nos.: 033-20827 and 811-05518)

Dear Mr. Greenspan:

The purpose of this letter is to respond to the oral comments you provided regarding the Company’s post-effective amendment (“PEA”) No. 335 to its registration statement on Form N-1A. PEA No. 335 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on December 4, 2024.

The Company will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Company confirms that, where applicable, the responses to the comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Company. The changes to the disclosures discussed below will be reflected in the next post-effective amendment to the Registration Statement.

Prospectus

1.	Comment: As a global comment for all funds, please complete the Fee and Expense tables.

Response: The Company will provide the completed fee tables in the Amended Registration Statement.

2.	Comment: Please align the language in the opening paragraph that prefaces the Fees and Expenses table with the language in Item 3 of Form N-1A.

Response: The Company will make the requested change to the Amended Registration Statement.

3.	Comment: Since the Registration Statement pertains to new funds, only 1-year and 3-year examples are needed for the expense examples. Please revise accordingly.

Response: The Company will make the requested change to the Amended Registration Statement.

4.	Comment: The Principal Investment Strategies section of the F/m Short-Term Treasury Inflation-Protected Security (TIPS) ETF (RBIL) notes that “[u]nder normal market conditions, the Adviser seeks to achieve the Fund’s investment objective by investing at least 80% of its assets (plus any borrowing for investment purposes) in TIPS and other similar financial instruments that have a remaining maturity of less than or equal to one (1) year. This may include: (i) inflation-indexed debt obligations of varying maturities issued by the United States government, its agents or instrumentalities (such as TIPS), corporations and other issuers, and (ii) other fixed or floating-rate debt obligations with respect to which the Fund enters into agreements to swap nominal interest payments for payments based on changes in the CPI-U or other measures of inflation.” Please supplementally explain how that 80% Policy complies with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), given that the name of the Fund suggests that it is a TIPS Fund, but the 80% policy suggests exposure to non-TIPS investments.

Response: In the Amended Registration Statement, the prospectus will be revised to disclose that (a) the investment objective of RBIL is to seek investment results that correspond (before fees and expenses) generally to the price and yield performance of the Bloomberg U.S. Ultrashort TIPS 1-13 Months Total Return Unhedged USD Index (I39232US), which measures the performance of U.S. Treasury Inflation-Protected Securities (“TIPS”) with maturities from 1 month up to (but not including) 13 months (the “Underlying Index”) and (b) RBIL is a passively managed ETF that tracks the Underlying Index and under normal circumstances invests at least 80% of its net assets (plus any borrowings for investment purposes) in TIPS with maturities of 1-13 months. The principal risk disclosure in the prospectus for RBIL will be revised to reflect its passive management.

The prospectus will also be revised to reflect a change in RBIL’s name from the “F/m Short-Term U.S. Treasury Inflation-Protected (TIPS) ETF” to the “F/m Ultrashort Treasury Inflation-Protected (TIPS) ETF” to align more closely with the Underlying Index and RBIL’s investment strategy. Additionally, the Adviser believes that the new name will provide clarity and differentiation for investors in the marketplace relative to other “short-term” ETFs, which may have a duration of 0-5 years.

5.	Comment: Consider whether the risk factors under the Principal Investment Risks sections should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

6.	Comment: Under Principal Investment Risks for the F/m Short-Term Treasury Inflation-Protected Security (TIPS) ETF (RBIL), we note that there is no risk disclosure specific to TIPS. Please add disclosure related to this risk.

Response: The Company will make the requested change to the Amended Registration Statement.

7.	For the F/m U.S. Treasury 2-Year Ladder ETF, F/m U.S. Treasury 5-Year Ladder ETF, and F/m U.S. Treasury 10-Year Ladder ETF, please supplementally provide the methodologies of the reference index or sub-index.

Response: The above-mentioned funds are being removed from the Amended Registration Statement.

8.	Consistent with Rule 35d-1 under the 1940 Act, the fund name of each of the F/m U.S. Treasury 2-Year Ladder ETF, F/m U.S. Treasury 5-Year Ladder ETF, and F/m U.S. Treasury 10-Year Ladder ETF, should suggest that such fund tracks an index, as noted in each fund’s Principal Investment Strategies and 80% Policy. Please either revise each fund’s name so it is clear that the fund tracks an underlying index, or revise each fund’s 80% Policy to state that 80% of such fund’s assets are invested in securities suggested by the Fund’s name.

Response: The above-mentioned funds are being removed from the Amended Registration Statement.

9.	The Principal Investment Strategies of each of the F/m U.S. Treasury 2-Year Ladder ETF, F/m U.S. Treasury 5-Year Ladder ETF, and F/m U.S. Treasury 10-Year Ladder ETF notes that “[i]n seeking to track the Underlying Index, the Fund may invest in securities that are not included in the Underlying Index, cash and cash equivalents and/or money market instruments, such as repurchase agreements, and money market funds. To the extent the Underlying Index concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent as the Underlying Index. To the extent that an Underlying Index is currently concentrated, please disclose the industry or group of industries in which the Underlying Index is concentrated.

Response: The above-mentioned funds are being removed from the Amended Registration Statement.

10.	In the Appendix section “Prior Performance of Similarly Advised Accounts of the F/m UST 2-Year Ladder Fund, the F/m UST 5-Year Ladder Fund and the F/m UST 10-Year Ladder Fund ETFs,” please provide prior performance of all similarly managed accounts of the Adviser to the Staff in advance of effectiveness of the Registration Statement.

Response: The above-mentioned funds are being removed from the Amended Registration Statement

Statement of Additional Information

11.	Under “Investment Policies and Procedures” the Staff notes the following disclosure: “[d]uring unusual economic or market conditions, or for temporary defensive or liquidity purposes, any of the Funds may invest up to 100% of its assets in money market instruments that would not ordinarily be consistent with that Fund’s objective.” For the F/m U.S. Treasury 2-Year Ladder ETF, F/m U.S. Treasury 5-Year Ladder ETF, and F/m U.S. Treasury 10-Year Ladder ETF, consider modifying this language, as these funds operate as passive funds, and accordingly, temporary defensive positions do not apply.

Response: The above-mentioned funds are being removed from the Amended Registration Statement.

12.	Under “Investment Restrictions,” the Staff notes the following disclosure: “‘Group of related industries’ is defined as three or more industries based on the Adviser’s classification for the purpose of this section.” Please supplementally explain why the definition of “group of related industries” includes three or more industries, instead of two or more industries.”

Response: The Adviser utilized this definition in its U.S. Benchmark Series of 10 ETFs (www.ustreasuryetf.com) and in its U.S. Credit Series of ETFs (www.fminvest.com). The Adviser believes this usage is reasonable. The noun “group” is commonly defined as “two or more” or “three or more” people or things that are put together or considered a “unit.”

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5218.

Sincerely,

/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson